SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Voltari Corporation
(formerly Motricity, Inc.)
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

92870X309
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
High River Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
698,848

8    SHARED VOTING POWER
0

9    SOLE DISPOSITIVE POWER
698,848

10    SHARED DISPOSITIVE POWER
0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
Hopper Investments LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
0

8    SHARED VOTING POWER
698,848

9    SOLE DISPOSITIVE POWER
0

10    SHARED DISPOSITIVE POWER
698,848

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
698,848

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14    TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
Koala Holding LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
4,040,772

8    SHARED VOTING POWER
0

9    SOLE DISPOSITIVE POWER
4,040,772

10    SHARED DISPOSITIVE POWER
0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,040,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6%

14    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
Koala Holding GP Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
0

8    SHARED VOTING POWER
4,040,772

9    SOLE DISPOSITIVE POWER
0

10    SHARED DISPOSITIVE POWER
4,040,772

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,040,772

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.6%

14    TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
Barberry Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
0

8    SHARED VOTING POWER
4,739,620

9    SOLE DISPOSITIVE POWER
0

10    SHARED DISPOSITIVE POWER
4,739,620

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.3%

14    TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 620107102

1    NAME OF REPORTING PERSON
Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
0

8    SHARED VOTING POWER
4,739,620

9    SOLE DISPOSITIVE POWER
0

10    SHARED DISPOSITIVE POWER
4,739,620

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,739,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.3%

14    TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 19, 2012 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.001 (the "Shares"), issued by Voltari Corporation (formerly Motricity, Inc.) (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended to add the following:

The aggregate purchase price of the Shares purchased by the Reporting Persons in the Rights Offering (as defined in item 4 below) was $5,523,527.12. The source of funding for the purchase of the Shares in the Rights Offering was the general working capital of the respective purchasers.

Item 4.Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by adding the following:

On March 30, 2015, the Reporting Persons acquired an aggregate of 4,061,417 Shares, at a price per Share of $1.36, upon exercise of the basic subscription rights and oversubscription rights allocated to the Reporting Persons in the rights offering conducted by the Issuer, which expired on March 20, 2015 (the "Rights Offering"). In connection with the expiration of the Rights Offering: (i) the Issuer requested, and the Reporting Persons granted, a waiver of the change-in-control provisions set forth in the Certificate of Designations relating to the Series J Preferred Stock, which would have permitted the Reporting Persons to require the Company to redeem all or a portion of the shares of Series J Preferred Stock held by the Reporting Persons; and (ii) the warrants held by the Reporting Persons ceased to be exercisable by the Reporting Persons pursuant to the exercise limitation provisions of such warrants, which provide, among other things, that no warrant may be exercised by a person who beneficially owns in excess of 48.75% of the outstanding Shares.

Item 5.Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) Following the Rights Offering, the Reporting Persons are deemed to beneficially own, in the aggregate, 4,739,620 Shares, representing approximately 52.3% of the Issuer's outstanding Shares (based upon: (i) the 4,763,358 Shares stated to be outstanding as of December 31, 2014 by the Issuer in the Issuer's prospectus filed with the Securities and Exchange Commission in connection with the Rights Offering on February 27, 2015, 2015; and (ii) the 4,300,000 Shares issued in connection with the Rights Offering). The Reporting Persons also hold: (i) warrants to purchase, in the aggregate, an additional 969,603 Shares, representing approximately 9.7% of the Issuer's outstanding Shares, which warrants are currently not exercisable by the Reporting Persons; and (ii) 1,146,131 shares of Series J Preferred Stock, representing approximately 95.5% of the Issuer's outstanding shares of Series J Preferred Stock.

(b) High River has sole voting power and sole dispositive power with regard to 698,848 Shares (excluding 142,966 Shares underlying warrants, which warrants are currently not exercisable by the Reporting Persons) and 168,995 shares of Series J Preferred Stock. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such securities. Koala has sole voting power and sole dispositive power with regard to 4,040,772 Shares (excluding 826,637 Shares underlying warrants, which warrants are currently not exercisable by the Reporting Persons) and 977,136 shares of Series J Preferred Stock. Each of Koala GP, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such securities.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) the securities which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Each of Koala GP, Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the securities which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

(c) Except as set forth in item 4 above, the Reporting Person have not effected any transactions with respect to Shares during the past sixty (60) days.

Item 6.Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.
Waiver Letter, dated as of March 30, 2015, from High River Limited Partnership and Koala Holding LP (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Voltari Corporation on March 31, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2015

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

HOPPER INVESTMENTS LLC

By:/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

BARBERRY CORP.

By:/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING LP
By: Koala Holding GP Corp.

By:/s/ Edward Mattner
Name: Edward Mattner
Title: Authorized Signatory

KOALA HOLDING GP CORP.

By:/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D – Voltari Corporation]